Exhibit 99.1

AVIANCA HOLDINGS S.A. REPORTS OWNERSHIP STRUCTURE

AS OF MAY 31, 2020

Bogotá D.C., June 5, 2020 – Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)* informs that according to its stock ledger, in respect of its ordinary shares, and the information received from Deposito Centralizado de Valores de Colombia Deceval S.A., in its capacity as depositary for its preferred shares including in respect of the Company’s ADRs, the Company’s ownership structure as of May 31, 2020 was as follows:

Avianca Holdings S.A. Ownership Structure, May 31, 2020
25 Principal Shareholders
No	Shareholder	Ordinary Shares	Preferred Shares	Total Shares	Total % Participation
1	BRW AVIATION LLC	515,999,999		515,999,999	51.53
2	KINGSLAND HOLDINGS LIMITED	144,800,003		144,800,003	14.46
3	AVIANCA HOLDINGS S.A. ADR PROGRAM		179,542,520	179,542,520	17.93
4	ERFOST S.A.S.		5,805,392	5,805,392	0.58
5	MADRID VASQUEZ LUIS GUILLERMO		5,000,000	5,000,000	0.50
6	FIDUBOGOTA – PA PLAN INCENTI AVIANCA TACA HOLDING		4,320,632	4,320,632	0.43
7	ARANGO MUNOZ JUAN CARLOS		2,639,964	2,639,964	0.26
8	EMERGING MARKETS CORE EQUITY PORTFOLIO OF DFA INVE		2,589,650	2,589,650	0.26
9	THE EMERGING MARKETS SMALL CAP SERIES OF THE DFA I		2,281,786	2,281,786	0.23
10	FERNANDEZ VARON HUGO ORLANDO		1,758,207	1,758,207	0.18
11	MILLAN MENDEZ AIDA LUZ		1,670,289	1,670,289	0.17
12	DIMENSIONAL EMERGING MARKETS VALUE FUND		1,662,764	1,662,764	0.17
13	TANGARIFE GARCIA JULIO CESAR		1,500,000	1,500,000	0.15
14	MILLAN LOZANO ELDER		1,400,000	1,400,000	0.14
15	RAVENBIRD S.A.S.		1,201,424	1,201,424	0.12
16	PATRIMONIO AUTONOMO MCH		1,180,502	1,180,502	0.12
17	BORRERO ANGEL NICOLAS		1,162,257	1,162,257	0.12
18	CITY OF NEW YORK GROUP TRUST		1,140,874	1,140,874	0.11
19	COMPUTADORES Y SOLUCIONES CAD		1,130,929	1,130,929	0.11
20	ALTTOS S.A.S.		1,113,137	1,113,137	0.11
21	NARVAEZ GARCIA RICARDO		1,016,000	1,016,000	0.10
22	VELEZ BOTERO WILLIAM EDWIN		978,000	978,000	0.10
23	GIL BOHORQUEZ SANTIAGO		904,467	904,467	0.09
24	ALARCON PEREZ CARMENZA PATRICIA CRISTINA		743,000	743,000	0.07
25	PATRIMONIO AUTONOMO T.A.J.		715,618	715,618	0.07
	Others	1	119,050,505	119,050,506	11.89
	Total Shares	660,800,003	340,507,917	1,001,307,920	100.00
	Shares repurchased
	Total subscribed and paid-in Shares	660,800,003	340,507,917	1,001,307,920	100.00

About Avianca Holdings S.A.

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company earned $ 4.6 million in 2019 and carried 30.5 million passengers

For further information:

Investor Contact

Investor Relations

ir@avianca.com

(571) (5877700)

Media Contacts

Avianca in Colombia and South America:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Avianca in USA, Central America and Europe:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 (917) 282 8908

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com